Financial statements
for the three and nine months ended
September 30, 2006

Suite 1188 – 550 Burrard Street Vancouver, British Columbia Canada V6C 2B5 Phone: (604) 687-4018 Fax: (604) 687-4026 Toronto Stock Exchange: ELD American Stock Exchange: EGO

ELDORADO GOLD CORPORATION

Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

	September 30	December 31
	2006	2005
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$81,051	$33,826
Restricted cash (note 4)	15,000	–
Accounts receivable	14,168	8,264
Prepaids	4,608	2,024
Inventories	23,345	7,597
	138,172	51,711
Restricted cash (note 4)	58,300	50,000
Property, plant and equipment	262,297	186,610
Mineral properties and deferred development	27,948	23,326
Investments and advances	51	562
Other assets	8,103	6,288
Goodwill	2,238	2,238

	$497,109	$320,735
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$20,419	$20,909
Current portion of capital lease obligation	30	37
Current portion of long term debt (note 4)	10,424	309
	30,873	21,255
Capital lease obligation	74	90
Long term debt (note 4)	50,832	50,832
Asset retirement obligation	11,628	11,143
Contractual severance obligation	3,268	2,437
Future income taxes	11,005	10,051
	107,680	95,808
SHAREHOLDERS' EQUITY
Share capital (note 5)	739,365	573,721
Warrants (note 5(d))	24	902
Contributed surplus (note 5(e))	8,852	7,074
	(358,812)	(356,770)
Deficit	389,429	224,927

	$497,109	$320,735

Commitments and contingencies (note 6)

See accompanying notes to consolidated financial statements

APPROVED BY THE BOARD OF DIRECTORS

/s/ Paul N. Wright                    /s/ Robert R. Gilmore

Director                                    Director

ELDORADO GOLD CORPORATION

Consolidated Statements of Operations
(Unaudited – Expressed in thousands of U.S. dollars except per share amounts)

	Three months ended		Nine months ended
	September 30		September 30
	2006	2005	2006	2005
REVENUE
Gold sales	$28,680	$9,170	$48,279	$21,532
Interest and other income	2,043	1,352	5,137	3,026
	30,723	10,522	53,416	24,558
EXPENSES
Operating costs	15,022	9,405	31,343	24,379
Depletion, depreciation and amortization	1,831	2,467	2,002	7,384
General and administrative	4,154	3,573	10,382	8,240
Exploration expense	3,608	2,423	9,011	5,251
Stock based compensation expense	625	365	2,639	1,907
Accretion of asset retirement obligation	162	120	485	362
Foreign exchange gain	(651)	(1,897)	(1,565)	(189)
Gain on disposal of assets	(41)	(39)	(945)	(39)
Interest and financing costs	736	8	797	44
Writedown of assets	–	–	–	662
	25,446	16,425	54,149	48,001

Income (loss) before income taxes	5,277	(5,903)	(733)	(23 ,443)
Tax recovery (expense) – current	(287)	(164)	(356)	(234)
Tax recovery (expense) – future	209	(440)	(953)	(2,850)

NET INCOME (LOSS) FOR THE PERIOD	$5,199	$(6,507)	$(2,042)	$(26,527)

Basic income (loss) per share – US$	$0.02	$(0.02)	$(0.01)	$(0.10)
Diluted income (loss) per share – US$	$0.02	$(0.02)	$(0.01)	$(0.10)

Basic income (loss) per share – Cdn$	$0.02	$(0.03)	$(0.01)	$(0.12)
Diluted income (loss) per share – Cdn$	$0.02	$(0.03)	$(0.01)	$(0.12)

Weighted average number of shares outstanding	340,885,429	277,933,154	335,515,842	277,892,706

Consolidated Statements of Deficit
(Unaudited – Expressed in thousands of U.S. dollars)
	Three months ended		Nine months ended
	September 30		September 30
	2006	2005	2006	2005
Deficit, beginning of period	$(364,011)	$(327,664)	$(356,770)	$(307,644)
Net income (loss) for the period	5,199	(6,507)	(2,042)	(26,527)
Deficit, end of the period	$(358,812)	$(334,171)	$(358,812)	$(334,171)

See accompanying notes to consolidated financial statements

ELDORADO GOLD CORPORATION

Consolidated Statements of Cash Flows
(Unaudited – Expressed in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30		September 30
	2006	2005	2006	2005
Cash flows from operating activities
Net income (loss) for the period	$5,199	$(6,507)	$(2,042)	$(26,527)
Items not affecting cash
Accretion of asset retirement obligation	162	120	485	362
Contractual severance expense	344	106	1,032	318
Depletion, depreciation and amortization	1,831	2,467	2,002	7,384
Foreign exchange (gain) loss	(519)	(1,963)	(2,498)	(434)
Future income taxes	(210)	440	953	2,850
Gain on disposal of assets	(41)	(39)	(945)	(39)
Interest and financing costs	720	8	709	44
Stock based compensation	831	134	3,044	1,907
Writedown of assets	–	–	–	662
Changes in non-cash working capital
Accounts receivable and prepaids	(4,902)	(2,444)	(8,488)	(4,544)
Inventories	(4,414)	909	(15,748)	(436)
Accounts payable and accrued liabilities	466	608	(2,330)	4,261
Cash flows used for operating activities	(533)	(6,161)	(23,826)	(14,192)
Cash flows from investing activities
Acquisition of property, plant and equipment for cash	(29,487)	(25,150)	(78,421)	(58,373)
Proceeds on disposal of property, plant and equipment	1,904	–	1,904	–
Mineral properties and deferred development	(2,916)	(198)	(4,622)	(492)
Acquisition of Afcan, net of cash received	–	895	–	895
Proceeds from disposal of investments and advances	–	40	1,481	40
Restricted cash, related to environmental deposit	(8,300)	–	(8,300)	–
Contractual severance obligation	(201)	–	(201)	–
Other assets	367	–	(1,815)	–
Cash flows used for investing activities	(38,633)	(24,413)	(89,974)	(57,930)

Cash flows from financing activities
Issuances of long term debt	10,115	15,459	10,115	50,618
Restricted cash, related to long term debt	(15,000)	(15,332)	(15,000)	(50,447)
Repayment of capital lease obligation	(15)	–	(23)	–
Issuance of common shares for cash	5	4,485	163,500	4,827
Cash flows provided by (used for) financing activities	(4,895)	4,612	158,592	4,998

Foreign exchange gain (loss) on cash held in foreign currency	520	1,953	2,433	418

Net increase (decrease) in cash and cash equivalents	(43,541)	(24,009)	47,225	(66,706)
Cash and cash equivalents at beginning of the period	124,592	92,693	33,826	135,390

Cash and cash equivalents at end of the period	$81,051	$68,684	$81,051	$68,684
Supplementary cash flow information
Income taxes paid	$21	$108	$114	$188
Interest paid	$1,216	$–	$1,907	$–
Non-cash transactions
Interest capitalized to property, plant and equipment	$–	$–	$1,131	$–

See accompanying notes to consolidated financial statements.

ELDORADO GOLD CORPORATION

Notes to the Consolidated Financial Statements

Three and nine months ended September 30, 2006

(Unaudited – Expressed in thousands of US dollars, unless otherwise stated)

1.

Nature of operations

Eldorado Gold Corporation ("Eldorado", or the "Company") is engaged in gold mining and related activities, including exploration and development, extraction, processing, and reclamation. Gold, the primary product, is produced in Turkey and Brazil.  Development and construction of mines and processing facilities are underway in China.  Exploration activities are carried on in Brazil, Turkey and China.

The Company has not determined whether all of its development properties contain ore reserves that are economically recoverable.  The recoverability of the amount shown for mineral properties and deferred development is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing, licenses and permits to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties.  The amounts shown as mineral properties and deferred development represent net costs to date, less amounts amortized and/or written off and do not necessarily represent present or future values.

Effective July 1, 2006, the Company commenced commercial production at its Kisladag gold mine in Turkey.

2.

Basis of presentation and principles of consolidation

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles following the same accounting policies and methods of application as the audited annual financial statements of the Company as at and for the year ended December 31, 2005, except as stated in note 3.  The disclosures in these interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements.  These interim financial statements should be read in conjunction with the most recent audited annual financial statements of the Company.

All material intercompany balances and transactions have been eliminated.

Certain of the prior periods' balances have been reclassified to conform to the current period's presentation.

ELDORADO GOLD CORPORATION

Notes to the Consolidated Financial Statements

Three and nine months ended September 30, 2006

(Unaudited – Expressed in thousands of US dollars, unless otherwise stated)

3.

Significant accounting policies

As a result of the commissioning of the Kisladag mine, the Company adopted an accounting policy for open pit operations, analogous to its accounting policy for underground operations:

Mineral properties and capitalized development costs, where the mine operating plan calls for production from well defined ore reserves, are amortized over the life of the mine on a units of production basis.  Buildings, machinery, mobile and other equipment are amortized on a straight-line basis over their estimated useful lives, not exceeding the life of the mine.

The adoption of this policy has no effect on any prior periods presented.

4.

Deposits, and Long term debt

	September 30	December 31
	2006	2005
Long term debt
Tuprag Loan (note (4(b))	$ 50,000	$ 50,000
CCB Loan (note 4(c))	10,115	–
Sino Gold Limited (note 4(d))	1,141	1,141
	61,256	51,141
less: current portion – CCB Loan	(10,115)	–
less: current portion – Sino Gold Limited	(309)	(309)
	$ 50,832	$ 50,832

Restricted cash
Current
Reserve account related to the CCB Loan (notes 4(a) and 4(c))	$ 15,000	$ –

Long term
Reserve account related to the Tuprag Loan (notes 4(a) and 4(b))	$ 50,000	$ 50,000
Environmental Guarantee Deposit (note 4(e))	8,300	–
	$ 58,300	$ 50,000

(a)

Revolving Credit Facility

In April 2005, a wholly-owned subsidiary of the Company, Tuprag Metal Madencilik Sanayi Ve Ticaret Limited Surketi ("Tuprag"), entered into a $65 million Revolving Credit Facility (the "Revolving Credit Facility") with HSBC Bank USA, National Association ("HSBC Bank").

During the period ended September 30, 2006, the Revolving Credit Facility was split into two portions – $50 million was used as security for the Tuprag Loan (note 4(b)), and $15 million was used as security for the CCB Loan (note 4(c)).

ELDORADO GOLD CORPORATION

Notes to the Consolidated Financial Statements

Three and nine months ended September 30, 2006

(Unaudited – Expressed in thousands of US dollars, unless otherwise stated)

(b)

Tuprag Loan

As at September 30, 2006, the total debt outstanding by Tuprag to HSBC Bank (the "Tuprag Loan") was $50 million with interest fixed at LIBOR plus 1.25% on the date of the draw.  The Company has drawn this $50 million in four tranches at a weighted average interest rate of 6.00%.  Each tranche typically has a maturity of approximately 13 months.  The Company expects to renew all scheduled repayments as they arise.

The Tuprag Loan is secured by $50 million deposited by the Company into a reserve account.

(c)

CCB Loan

In September 2006, a subsidiary of the Company, Qinghai Dachaidan Mining Limited ("QDML"), entered into a loan agreement with the China Construction Bank (the "CCB Loan") in the amount of 80 million Chinese renminbis.  The CCB Loan bears interest at a fixed rate of 5.814% per annum payable quarterly, and matures on September 20, 2007.

The CCB Loan is secured by $15 million deposited by the Company into a reserve account.

(d)

Sino Gold loan

The loan payable to Sino Gold Limited is non-interest-bearing, and has been discounted at 8%.  Minimum repayments required under this loan are as follows:

December 31, 2006	$ 400
December 31, 2007	400
December 31, 2008	400
December 31, 2009	150
1,350
Less: imputed interest	(209)
$ 1,141

(e)

Environmental guarantee deposit

The Company's wholly-owned subsidiary, Tuprag, has placed $8.3 million into a restricted account, pursuant to routine environmental and pollution guarantees required by the Turkish Ministry of the Environment, related to the Company's Kisladag mine.

ELDORADO GOLD CORPORATION

Notes to the Consolidated Financial Statements

Three and nine months ended September 30, 2006

(Unaudited – Expressed in thousands of US dollars, unless otherwise stated)

5.

Share capital

(a)

Authorized share capital

The Company’s authorized share capital consists of an unlimited number of voting common shares without par value, and an unlimited number of non-voting common shares without par value.

(b)

Issued and outstanding common shares

Voting common shares	Number of shares	Amount
Balance, December 31, 2005	302,577,378	$ 573,721
Shares issued upon exercise of stock options, for cash	1,312,999	3,794
Shares issued upon exercise of Afcan warrants, for cash	2,502,470	5,300
Warrants reallocated to share capital upon exercise	–	878
Financing, February 2006, net of issue costs	34,500,000	154,406
Estimated fair value of stock options exercised	–	1,266
Balance, September 30, 2006	340,892,847	$ 739,365

At September 30, 2006, there were no non-voting common shares outstanding.

(c)

Share option plans

The Company has share option plans approved by shareholders that allow it to grant options, subject to regulatory terms and approval, to its directors, officers, employees, and consultants.

The continuity of share purchase options is as follows:

	Weighted average exercise price (Canadian dollars)	Number of options	Contractual weighted average remaining life (years)
Balance, December 31, 2005	C$ 3.34	7,176,872	3.36
Granted	5.43	1,589,000
Exercised	3.33	(1,312,999)
Cancelled	3.37	(13,334)
Balance, September 30, 2006	C$ 3.80	7,439,539	4.35

At September 30, 2006, an aggregate of 4,836,869 share purchase options with a weighted average exercise price of Cdn$3.65 had vested and were exercisable.

ELDORADO GOLD CORPORATION

Notes to the Consolidated Financial Statements

Three and nine months ended September 30, 2006

(Unaudited – Expressed in thousands of US dollars, unless otherwise stated)

The exercise prices of all share purchase options granted during the period were at or above the market price at the grant date.  Using an option pricing model, the estimated fair values of all options granted, for the three and nine months ended September 30, 2006 and 2005, which have been reflected in the consolidated statements of operations, are as follows:

	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005
Operating costs	$ 167	$ 7	$ 243	$ 104
Exploration	39	10	162	144
Administration	625	117	2,639	1,659
Total compensation cost recognized in operations, credited to contributed surplus	$ 831	$ 134	$ 3,044	$ 1,907

The weighted-average assumptions used to estimate the fair value of options granted during the three and nine months ended September 30, 2006 and 2005 were as follows:

	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005
Risk free interest rate	4.5%	3.3%	4.2%	3.2%
Expected volatility	42.0%	50.0%	47.9%	50.0%
Expected life	4.0 years	4.0 years	4.2 years	4.0 years
Expected dividends	nil	nil	nil	nil

(d)

Warrants

The continuity of warrants is:

	Number of warrants	Amount
Balance, December 31, 2005	2,594,778	$ 902
Reallocated to share capital upon exercise	(2,502,470)	(878)
Balance, September 30, 2006	92,308	$ 24

Each warrant is exercisable into one common share at C$2.44 until November 18, 2006.

ELDORADO GOLD CORPORATION

Notes to the Consolidated Financial Statements

Three and nine months ended September 30, 2006

(Unaudited – Expressed in thousands of US dollars, unless otherwise stated)

(e)

Contributed surplus

The continuity of contributed surplus on the consolidated balance sheet is as follows:

Balance, December 31, 2005	$ 7,074
Non-cash stock-based compensation	3,044
Share purchase options exercised, credited to share capital	(1,266)
Balance, September 30, 2006	$ 8,852

6.

Commitments and contingencies

The Company’s contractual obligations at September 30, 2006, comprise:

	Remainder of 2006	2007	2008	2009	2010	2011+
Long term debt	$ 1,217	$ 12,189	$ 360	$ 139	$ –	$ –
Capital leases	32	36	36	–	–	–
Operating leases and property expenditures	1,258	1,057	1,057	1,057	1,057	3,286
Purchase obligations	27,794	49,229	12,205	12,230	11,829	1,952
Totals	$ 30,301	$ 62,511	$ 13,658	$ 13,426	$ 12,886	$ 5,238

The Company has long term debt of $50 million relating to the Tuprag Loan (note 4(b)).  Repayments under this revolving credit facility are not listed in the above totals as the Company expects to renew each tranche as it matures.

Purchase obligations in 2006 of $27.8 million relate to construction activities at the Kisladag and Tanjianshan mines, and include the costs of a contract mining company.  Purchase obligations from 2006 through to 2008 include energy and oxygen contracts (totalling $1.9 million) at the Sao Bento mine, and equipment purchases and other contracts (totalling $46.7 million) at the Kisladag mine.  Property expenditures for 2006 relate to land fees and contractual exploration for the Vila Nova project iron ore project and the Tanjianshan mine.

ELDORADO GOLD CORPORATION

Notes to the Consolidated Financial Statements

Three and nine months ended September 30, 2006

(Unaudited – Expressed in thousands of US dollars, unless otherwise stated)

7.

Segment disclosures

The Company operates in a single reportable operating segment, the mining, exploration and development of mineral properties.

	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005
Gold sales
Brazil	$ 9,738	$ 9,170	$ 29,337	$ 21,532
Turkey	18,942	–	18,942	–
Total	$ 28,680	$ 9,170	$ 48,279	$ 21,532

Interest and other revenue
Brazil	$ 540	$ 57	$ 738	$ 546
Turkey	152	420	154	530
China	19	11	66	11
Canada	1,332	864	4,178	1,939
All other	–	–	1	–
Total	$ 2,043	$ 1,352	$ 5,137	$ 3,026

Net income (loss)
Brazil	$ 115	$ (5,026)	$ (915)	$ (16,126)
Turkey	7,454	(801)	2,090	(3,252)
China	(146)	(1,077)	(453)	(1,077)
Canada	(2,204)	609	(2,729)	(6,072)
All other	(20)	(212)	(35)	–
Total	$ 5,199	$ (6,507)	$ (2,042)	$ (26,527)

			September 30 2006	December 31 2005
Total assets
Brazil			$ 36,118	$ 23,517
Turkey			196,053	138,737
China			91,383	97,901
Canada			173,438	60,556
All other			117	24
Total			$ 497,109	$ 320,735